February 14, 2024

VIA EDGAR

Tracey Houser

Jeanne Baker

Conlon Danberg

Lauren Nguyen

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nocturne Acquisition Corporation Post-Effective Amendment No. 2 to Registration Statement on Form S-4 Filed February 12, 2024

File No. 333-273986

Dear Mr. Newberry:

This letter is in response to the comments of the staff of the United States Securities and Exchange Commission (the “Staff”) contained in your letter dated February 13, 2024, regarding Post-Effective Amendment No. 1 to the Registration Statement on Form S-4 (the “Registration Statement”), which was filed by Nocturne Acquisition Corporation (the “Company”) with the United States Securities and Exchange Commission (the “Commission”) on February 12, 2024.

The Company has filed today Post-Effective Amendment No. 2 to the Registration Statement (“Post-Effective Amendment No. 2”) together with this letter via EDGAR correspondence. For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter in italicized type, and which is followed by the Company’s response. Unless otherwise indicated, all page references in the responses are to page numbers in Post-Effective Amendment No. 2. Capitalized terms used herein but not defined shall have the meanings ascribed to them in Post-Effective Amendment No. 2.

Ms. Houser

Ms. Baker

Mr. Danberg

Ms. Nguyen

February 14, 2024

Post-Effective Amendment No. 2 to Registration Statement on Form S-4, filed February 12, 2024

Explanatory Note, page i

1.	Comment: We note your disclosure regarding Amendment No. 2 to the Merger Agreement and your statement that the amendment is attached as Annex A-3. Annex A-3 appears to be blank in the filing. Please revise the annex to include a copy of the amendment.

Response: The Company acknowledges the Staff’s comment and respectfully notes that it has attached Amendment No. 2 to the Merger Agreement as Annex A-3 to Post-Effective Amendment No. 2.

2.	Comment: We note your disclosure that on January 27, 2024, Nocturne, Cognos and Helena Partners Inc. entered into an engagement letter and initial term sheet, both of which are subject to the execution and delivery of definitive documentation, pursuant to which Cognos may issue to an affiliate of Helena senior unsecured notes convertible into shares of common stock of the Combined Company. Please disclose whether the initial term sheet is legally binding or enforceable prior to the execution and delivery of definitive documentation. If not, and to the extent material, please include risk factor disclosure discussing the risk that the Helena Investment may not be completed on the disclosed terms or at all.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page, pages 60, 78, 105, 150, and 156 of Post-Effective Amendment No. 2 in response to the Staff’s comment to clarify that the initial term sheet is not legally binding or enforceable prior to the execution and delivery of definitive documentation. The Company has also included risk factor disclosure on pages 6 and 17 of Post-Effective Amendment No. 2 discussing the risk that the Helena Investment may not be completed on the disclosed terms or at all.

3.

Comment: Please file a copy of the initial term sheet for the Helena Investment as an exhibit to the Registration Statement or tell us why you are not required to do so.

Response: The Company acknowledges the Staff’s comment and respectfully notes that it does not believe it is required to file a copy of the initial term sheet for the Helena Investment as an exhibit to Post-Effective Amendment No. 2 pursuant to Item 601(b)(10) of Regulation S-K because it is not a legally binding agreement.

4.

Comment: We note descriptions of the Transfer Agreement among Cognos, certain shareholders and Helena, and the Amended and Restated Sponsor Forfeiture Agreement among Nocturne, the Sponsor, Cognos and certain Cognos shareholders. Please file the form agreements as exhibits to the Registration Statement or tell us why you are not required to do so.

Response: The Company acknowledges the Staff’s comment and respectfully notes that it has filed form agreements of (i) the Share Transfer Agreement by and among Cognos and certain shareholders of Helena as Exhibit 10.12 to Post-Effective Amendment No. 2 and (ii) the Amended and Restated Sponsor Forfeiture Agreement by and among Nocturne, the Sponsor, Cognos and certain Cognos shareholders as Exhibit 10.13 to Post-Effective Amendment No. 2.

Ms. Houser

Ms. Baker

Mr. Danberg

Ms. Nguyen

February 14, 2024

Risk Factors

Risks Related to Compliance with Law, Government Regulation and Litigation

If we were deemed to be an investment company under the 1940 Act, as a result of our ownership of Cognos…, page 48

5.

Comment: We note your statement that “as of September 30, 2023, in order to mitigate the risk that the Company could be deemed to be operating as an unregistered investment company under the 1940 Act, the Company instructed Continental to liquidate the Company’s investments in money market funds invested primarily in U.S. Treasury securities and thereafter to hold all funds in the Trust Account in cash or in U.S. Treasury securities until the earlier of the consummation of the initial business combination or the Company’s liquidation.” Because it appears that assets in your trust account may be held in U.S. Government securities, please disclose the risk that you could be considered to be operating as an unregistered investment company. Please disclose that if you are found to be operating as an unregistered investment company, you may be required to change your operations, wind down your operations, or register as an investment company under the Investment Company Act. Please also include disclosure with respect to the consequences to investors if you are required to wind down your operations as a result of this status, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and any warrants, which would expire worthless.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 49 of Post-Effective Amendment No. 2 in response to the Staff’s comment to clarify that none of the Company’s assets or investments are held in U.S. Government securities.

Executive Compensation of Cognos, page 229

6.

Comment: Please include executive compensation disclosure for Cognos’ executive officers for the fiscal year ended December 31, 2023. For guidance, please refer to Items 18(a)(7)(ii) and 18(b) of Part I of Form S-4, Item 402 of Regulation S- K and Question 117.05 of the Compliance & Disclosure Interpretations for Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 230 – 231 of Post-Effective Amendment No. 2 in response to the Staff’s comment to disclose the executive compensation for Cognos’ executive officers for the fiscal year ended December 31, 2023.

Ms. Houser

Ms. Baker

Mr. Danberg

Ms. Nguyen

February 14, 2024

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact me by phone at (215) 994 – 2621.

Sincerely,

/s/ Stephen M. Leitzell
Stephen M. Leitzell

cc:	Henry Monzon (Nocturne Acquisition Corporation) Yang Wang (Dechert LLP)